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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. ) *


                                  FC Banc Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                   30243 10 9
                                 (CUSIP Number)

                             Terry L. Gernert, Esq.
                            125 North Sandusky Avenue
                                  P.O. Box 191
                                Bucyrus, OH 44820
                                 (419) 562-4075
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 25, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.


                         (continued on following pages)

                               (Page 1 of 4 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 30243 10 9                                          Page 2 of 4 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification Number of Above Person (optional)
             Terry L. Gernert, Esq.

2   Check The Appropriate Box If a Member of a Group                   (a)  [ ]
                                                                       (b)  [ ]

3   SEC Use Only

4   Source of Funds
             PF

5   Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                          [ ]

6   Citizenship or Place of Organization
             Ohio

                   7   Sole Voting Power
                                30,742* shares
Number of
Shares             8   Shared Voting Power
Beneficially                    0 shares
Owned By
Each Reporting     9   Sole Dispositive Power
Person With                     30,742* shares

                   10  Shared Dispositive Power
                                0 shares

11  Aggregate Amount Beneficially Owned by Each Reporting Person
              26,528** shares

12  Check Box If the Aggregate Amount in Row (11) Excludes
    Certain Shares                                                    [X]

13  Percent of Class Represented By Amount in Row (11)
             4.4% excluding spouse's shares
             5.1% including spouse's shares

14  Type of Reporting Person
             IN

    * Includes 3,280 shares acquirable within 60 days by exercise of options; and Includes 4,214 shares held by spouse. Terry L. Gernert, Esq. disclaims beneficial ownership of his spouse's shares. The filing of this statement shall not be construed as an admission that Mr. Gernert is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any FC Banc Corp. securities held by his spouse.

    ** Includes 3,280 shares acquirable within 60 days by exercise of options; and Excludes 4,214 shares held by spouse. Terry L. Gernert, Esq. disclaims beneficial ownership of his spouse's shares. The filing of this statement shall not be construed as an admission that Mr. Gernert is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any FC Banc Corp. securities held by his spouse.


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CUSIP No. 30243 10 9                                          Page 3 of 4 Pages

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock of FC Banc Corp. The address of the principal executive offices of FC Banc Corp. is 123 North Sandusky Avenue, P.O. Box 567, Bucyrus, Ohio 44820.


ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) Name, Address and Occupation. This statement is filed by Terry L. Gernert, Esq. Mr. Gernert's address is 125 North Sandusky Avenue, P.O. Box 191, Bucyrus, Ohio 44820.

         Mr. Gernert has served as director of FC Banc Corp. since 1994 and as a director of FC Banc Corp.'s wholly owned subsidiary, The Farmers Citizens Bank, since 1984. Mr. Gernert also serves as Secretary and Treasurer of FC Banc Corp. Mr. Gernert is principally employed as a partner in the law firm of Kennedy, Purdy, Hoeffel, Gernert, Leuthold & Leuthold, a position he has held since 1980.

         (d) Legal Proceedings. During the past five years, Terry L. Gernert, Esq. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Judgments and Final Orders. During the past five years, Terry L. Gernert, Esq. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Citizenship. Terry L. Gernert, Esq. is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Terry L. Gernert, Esq. has used personal funds to purchase shares of common stock of FC Banc Corp. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities of FC Banc Corp. Mr. Gernert's share ownership percentage increased to more than 5% (including his spouse's shares, of which Mr. Gernert disclaims beneficial ownership) as a result of repurchases of shares by FC Banc Corp.

ITEM 4.  PURPOSE OF TRANSACTION

         All of the shares reported herein as held by Terry L. Gernert, Esq. are held for investment purposes. Mr. Gernert might purchase additional shares of FC Banc Corp. common stock, whether by exercise of options, on the open market, in privately negotiated transactions or otherwise. Mr. Gernert might also dispose of any or all the shares of common stock currently held, although he does not currently intend to do so. Except as noted in this Schedule 13D, Mr. Gernert has no plans or proposals relating to, or that could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The number of shares beneficially owned by Terry L. Gernert, Esq. and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 and 13d-4 under the Securities Exchange Act of 1934, as amended. FC Banc Corp. has 600,497 shares of common stock issued and outstanding as of the date hereof.

         The aggregate beneficial ownership of Mr. Gernert reported herein excludes 4,214 shares held by Mr. Gernert's spouse, in Mrs. Gernert's custodial individual retirement account and by Mrs. Gernert directly.

         (a) Terry L. Gernert, Esq. has sole voting power and sole dispositive power over 23,248 shares (3.9% of the outstanding shares) of common stock of FC Banc Corp.

         Mr. Gernert holds options to acquire 3,280 shares (0.5% of what would then be the outstanding shares) of common stock of FC Banc Corp. In April 1997 Mr. Gernert received options to acquire 1,800 shares at $22 per share; in March 1998 he received options to acquire 2,200 shares at $22 per share; and in March 1999 he received options to acquire 1,800 shares at $28 per share. All of Mr. Gernert's options become exercisable over 5 years in 20% increments. The stock options have terms of 10 years. Mr. Gernert exercised options to acquire 200 shares in 1999.


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CUSIP No. 30243 10 9                                           Page 4 of 4 Pages

         In total, Mr. Gernert has an aggregate beneficial ownership of 26,528 shares (4.4% of the outstanding shares) of common stock of FC Banc Corp.

         Mr. Gernert's spouse holds 2,435 shares of FC Banc Corp. common stock in her custodial individual retirement account and 1,779 shares of FC Banc Corp. common stock directly, for a total of 4,214 shares (0.7% of the outstanding shares) of common stock of FC Banc Corp. The filing of this statement shall not be construed as an admission that Mr. Gernert is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any FC Banc Corp. securities held by Mr. Gernert's spouse. However, if Mr. Gernert's aggregate beneficial ownership of 26,528 shares (4.4% of the outstanding shares) were added to his spouse's aggregate beneficial ownership of 4,214 (0.7% of the outstanding shares) of common stock of FC Banc Corp., Mr. Gernert would have an aggregate beneficial ownership of 30,742 (5.1% of the outstanding shares) of common stock of FC Banc Corp.

         (b) Terry L. Gernert, Esq. has power to (i) vote or direct the voting of, and (ii) dispose or direct the disposition of power and sole dispositive power over 23,248 shares of FC Banc Corp. common stock reported herein as beneficially owned by him. Mr. Gernert also has the option to acquire 3,280 shares of FC Banc Corp. common stock within 60 days by exercise of options.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None




                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 30, 2001


                                                      Terry L. Gernert, Esq.

                                                      /s/ Terry L. Gernert
                                                      ----------------------